UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

The Wet Seal, Inc.
(Name of Issuer)

Common Stock, Class A, $0.10 par value per share
(Title of Class of Securities)

961840105
(CUSIP Number)

October 19, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 pages

CUSIP No. 961840105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cosa – Nova Fashions Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF	5	SOLE VOTING POWER 4,088,462 (1)
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 4,088,462 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,088,462 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.6% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)
All shares of common stock, Class A of The Wet Seal, Inc. held by Cosa – Nova Fashions Limited (“Cosa – Nova Fashions”) may be deemed to be beneficially owned by Miguel S. Goldgrub, also known as Michael Gold, as the beneficial owner of 100% of the common stock of Cosa – Nova Fashions.

(2)
Based on 89,584,244 shares of common stock, Class A of The Wet Seal, Inc. outstanding as of August 20, 2012 (as reported on the cover page of The Wet Seal, Inc. Quarterly Report on Form 10-Q for the Quarter Ended July 28, 2012 filed with the Securities and Exchange Commission on August 24, 2012).

Page 2 of 8 pages

CUSIP No. 961840105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Miguel S. Goldgrub, also known as Michael Gold
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF	5	SOLE VOTING POWER 4,088,462 (1)
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 654,099 (2)
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 4,088,462 (1)
	8	SHARED DISPOSITIVE POWER 654,099 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,742,561 (1) (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)
All shares of common stock, Class A of The Wet Seal, Inc. held by Cosa – Nova Fashions may be deemed to be beneficially owned by Miguel S. Goldgrub, also known as Michael Gold, as the beneficial owner of 100% of the common stock of Cosa – Nova Fashions.

(2)	Shares are held by 2340265 Ontario Inc., of which Mr. Goldgrub is one of two 50% beneficial owners, with shared voting and investment power with respect to all securities held by 2340265 Ontario Inc.
(3)
Based on 89,584,244 shares of common stock, Class A of The Wet Seal, Inc. outstanding as of August 20, 2012 (as reported on the cover page of The Wet Seal, Inc. Quarterly Report on Form 10-Q for the Quarter Ended July 28, 2012 filed with the Securities and Exchange Commission on August 24, 2012).

Page 3 of 8 pages

CUSIP No. 961840105

Item 1.

(a)        Name of Issuer

The Wet Seal, Inc.

(b)        Address of Issuer’s Principal Executive Offices

26972 Burbank
Foothill Ranch, California  92610

Item 2.

(a)        Name of Person Filing

          Cosa – Nova Fashions Limited
          Miguel S. Goldgrub, also known as Michael Gold

(b)        Address of Principal Business Office, or, if none, Residence

Cosa – Nova Fashions:	Cosa – Nova Fashions Limited
50 Dufflaw Road
Toronto, Ontario
Canada M6A 2W1

Mr. Goldgrub:	c/o Cosa – Nova Fashions Limited
50 Dufflaw Road
Toronto, Ontario
Canada M6A 2W1

(c)        Citizenship

                        Cosa – Nova Fashions:                  Ontario, Canada

Mr. Goldgrub:                                Canada

(d)        Title of Class of Securities

 Common Stock, Class A, $0.10 par value per share

(e)        CUSIP Number

 961840105

Page 4 of 8 pages

CUSIP No. 961840105

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

 (a)-(k): not applicable

Item 4.  Ownership.

 (a)   Amount beneficially owned:

       See the responses to Item 9 on the attached cover pages.

 (b)   Percent of class:

       See the responses to Item 11 on the attached cover pages.

 (c)   Number of shares as to which the person has:

(i)           Sole power to vote or to direct the vote:

                See the responses to Item 5 on the attached cover pages.

(ii)          Shared power to vote or to direct the vote:

                See the responses to Item 6 on the attached cover pages.

(iii)         Sole power to dispose or to direct the disposition of:

                See the responses to Item 7 on the attached cover pages.

(iv)         Shared power to dispose or to direct the disposition of:

                See the responses to Item 8 on the attached cover pages.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Page 5 of 8 pages

CUSIP No. 961840105

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Member of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 6 of 8 pages

CUSIP No. 961840105

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 25, 2012	COSA – NOVA FASHIONS LIMITED

By:	/s/ Miguel S. Goldgrub
Miguel S. Goldgrub, also known as Michael Gold
President and Secretary

Date: October 25, 2012	MIGUEL S. GOLDGRUB

By:	/s/ Miguel S. Goldgrub
Miguel S. Goldgrub, also known as Michael Gold

Page 7 of 8 pages

CUSIP No. 961840105

EXHIBIT INDEX

Exhibit Number	Exhibit

Exhibit 99.1	Joint Filing Agreement, dated as of October 25, 2012, by and between Cosa – Nova Fashions Limited and Miguel S. Goldgrub, also known as Michael Gold

Exhibit 99.2	Power of Attorney granted by Cosa – Nova Fashions Limited in favor of Morley H. Beallor, Susan S. Ancarrow and Seth A. Winter, dated January 13, 2011

Exhibit 99.3	Power of Attorney granted by Miguel S. Goldgrub, also known as Michael Gold, in favor of Morley H. Beallor, dated May 10, 2012

Page 8 of 8 pages